SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: June 16, 2006
By: /s/ Andrew Boulanger
Name: Andrew Boulanger
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis for the Three Months Ended March 31, 2006

99.2	Interim Consolidated Financial Statements of the Company (Unaudited) as at March 31, 2006 and for the Three Months Ended March 31, 2006

99.3	Form 52-109F2 Certification of Interim Filings (Chief Executive Officer)

99.4	Form 52-109F2 Certification of Interim Filings (Chief Financial Officer)

Exhibit 99.1

BENNETT ENVIRONMENTAL INC.

Management’s Discussion and Analysis

June 15, 2006

The following is management’s discussion in respect of the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the quarter ended March 31, 2006 and should be read in conjunction with the audited consolidated financial statements and notes and Management’s Discussion and Analysis for the year ended December 31, 2005 and the Company’s interim consolidated financial statements for the quarter ended March 31, 2006. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is current as at June 15, 2006. Additional Information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.

OVERVIEW

Bennett’s first quarter net loss of $2.1 million resulted from a low volume of processed soil, combined with additional professional fees associated with the securities regulatory investigations and filing of the restated consolidated financial statements for the year end December 31, 2003 and 2004.

Low soil deliveries in the fourth quarter of the prior year and first quarter of the current year, resulting from general market softness and slower than anticipated receipt of funding on government environmental clean up projects, limited production at the St. Ambroise facility during the quarter. In total approximately 7,600 tonnes of soil was processed at that facility compared to 4,200 in the same quarter a year earlier. The Company’s MRR facility also processed approximately 442,000 kg of material in the first quarter which led to poor contribution margins (Q1 2005 – 201,000 kg). Even though the results for the first quarter of 2006 are a net loss for the period, overall tonnes processed, sales, contribution margins (defined as sales less operating costs), business and development costs, and the loss per share have improved compared to the same quarter in the prior year.

RESULTS OF OPERATIONS

CONSOLIDATED FINANCIAL RESULTS

The net loss for the quarter was $2.1 million or a loss of $0.10 per share compared to a net loss $3.6 million or a loss of $0.17 per share in the first quarter of 2005.

Sales

Sales for the first quarter of 2006 were $4.5 million compared to $3.9 million for the same period a year earlier. Approximately 7,600 tonnes of material was processed at the Company’s Quebec facility and approximately 442,000 kilograms was processed at the Cornwall facility during the first quarter of 2006. Sales for the Quebec facility were approximately $3.6 million and sales from the Cornwall facility were approximately $0.9 million during the first quarter of 2006. The Company had no sales from non-hazardous soil disposed directly to landfills in the first quarter of 2006.

In the first quarter of 2005, the Company processed approximately 4,200 tonnes of soil at the Quebec facility, while 201,000 kilograms of material was processed in Cornwall and the Company disposed of approximately 5,000 tonnes of non-hazardous soil directly from customers’ sites to landfills. Sales were approximately $1.6 million from the Quebec facility, $0.9 million from the Cornwall facility and $1.4 million from the disposal of non-hazardous material in the first quarter of 2005.

In the first quarter of 2006 average revenue per tonne for soil processing was approximately $473 per tonne compared to $595 per tonne in 2005. The decrease in average revenue per tonne is consistent with the increase in the number of contracts priced at the gate. This reduction in revenue per tonne is offset by decreased transportation expense.

The following table summarizes sales by facility for first quarter 2006 compared to the same period in the prior year (expressed in Cdn $ millions):

	2006	2005
Saint Ambroise, Quebec	$3.6	$1.6
Cornwall, Ontario	$0.9	$0.9
Land filling	$0.0	$1.4

Total Sales	$4.5	$3.9

Operating Costs

Operating costs consist mainly of transportation costs, fuel, processing supplies, maintenance costs, and labour. Some of these costs fluctuate based on the number of tonnes processed; however, there are some costs which are fixed in nature. Overall operating costs as a percentage of sales have decreased when comparing first quarter of 2006 to first quarter of 2005. Average costs per tonne for soil and processed waste in the first quarter of 2006 were $393 per tonne compared to $678 per tonne a year earlier. The improvement was due to higher volumes that affected direct and indirect wages most significantly. Direct and indirect wages were down $129 per tonne in the quarter compared to the first quarter of 2005 because of higher volumes and cost cutting initiatives. Direct energy costs were up approximately $10 per tonne because of increases in world wide energy prices. Freight and external disposal costs were down approximately $100 per tonne because the Company now quotes on fewer projects that would include freight.

Operating Costs (continued)

External disposal costs are down because of the nature of the material being processed. Maintenance and other direct processing costs were down approximately $65 per tonne because of better cost controls.

The table below summarizes operating costs for each operating facility in millions of dollars:

	2006	2005
St Ambroise	$2.3	$1.9
Cornwall	$0.6	$1.0
Landfilling	—	$1.0
Belledune	$0.3	$0.1

Total Operating Costs	$3.2	$4.0

Also contributing to the $800,000 dollar decrease in operating costs is the termination of the landfilling activity in December 2005. In the past this contract was either break-even or in a loss position and the Company choose not to renew the contract for 2006.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and business development costs were $3.2 million in the first quarter of 2006 compared to $4.7 million in the same period a year earlier. Professional fees accounted for a large percentage of the administration and business development costs, which in first quarter of 2006 was $1.0 million compared to $1.9 million in the same period a year earlier. The reduction in professional fees is directly related to the settlement of the class action. This settlement was finalized in the first quarter of 2006 and legal activity related to the action diminished significantly in the quarter. Insurance costs relating to lower directors’ and officers’ insurance premiums accounted for approximately $0.1 million of the decrease. In addition, wages and salaries decreased by $0.4 million in the quarter because of reduced head count in the period ended March 31, 2006 compared to the period ended March 31, 2005.

Administration and Business Development Costs (continued)

This table below summarizes administration and business development costs in millions of dollars.

	2006	2005
Insurance	$0.4	$0.5
Marketing and public relations	0.2	0.3
Office supplies and miscellaneous	0.7	0.8
Wages, salaries and management fees	0.5	0.9
Auto and travel	0.1	0.1
Professional fees	1.0	1.9
Stock-based compensation	0.3	0.2

	$3.2	$4.7

Amortization

Amortization for the first quarter of 2006 was $0.62 million compared to $0.97 million for the same period a year ago. The decrease relates to the decrease in net book value of capital assets being amortized. Purchases of property, plant and equipment were less than $0.1 million in the quarter compared to $1.1 million in the same quarter a year earlier.

Income taxes

For the first quarter of 2006, income taxes recoverable were $0.2 million on a pre-tax loss of $2.3 million. This expense does not approximate the statutory tax rate of approximately 36.12%. Certain permanent differences, including stock-based compensation, have reduced the effective tax recovery rate from the statutory rate. These permanent differences are not deductible for tax purposes. The valuation allowance was increased by $0.8 million to $9.6 million as a result of additional tax losses incurred during the first quarter of 2006.

This compares to first quarter 2005 where the effective rate was 34.2%, which approximated the statutory rate at that time.

Net Loss

The lower net loss for the first quarter of 2006 compared to the first quarter of 2005 is a result of increased volumes of soil being processed quarter over quarter (2006-7,600 tonnes; 2005-4,200 tonnes), lower transportation costs being incurred, and less administration and business development costs.

Cash from operations

For the quarter ended March 31, 2006 cash used for operating activities before changes in operating working capital amounted to $1.2 million. Cash provided by operating working capital was approximately $3.2 million for a net cash provided from operations of approximately $2.0 million for the quarter. The principal generation of cash from operating working capital was from the collection of accounts receivable. Cash generated from the collection of accounts receivable held at March 31, 2006 will be used in the day-to-day operations. Receivables of $3.7 million have been collected subsequent to March 31, 2006.

In the first quarter of 2005, cash of $4.2 million was used for operating activities before changes in operating working capital. Cash used for operating working capital was approximately $1.6 million for the three months ended March 31, 2005. A prepayment of insurance premium for the year 2005 was used for working capital in the first quarter of 2005.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (except per share data – basic and diluted):

	2006	2005				2004 (restated *1,2)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Sales	4.5	8.8	10.4	6.2	3.9	4.9	12.5	5.0
Net (Loss) Earnings	(2.5)	(20.2)	0.2	(1.4)	(3.6)	(5.6)	(5.9)	(1.7)
(Loss) Earnings per share – basic	(0.11)	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)	(0.11)
(Loss) Earnings per share – diluted	(0.11)	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)	(0.11)

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.

SUMMARY OF QUARTERLY RESULTS (CONTINUED)

The decline in profitability in 2004 is directly related to lower volumes of processed soil and the impact of negative margins in related to the completion of a multi-year contract in Saglek, Labrador. During the fourth quarter of 2005, the Company recorded a loss from asset impairment relating to its Belledune facility for $15.3 million, negatively impacting net loss and loss per share. In addition, earnings have been negatively impacted by high professional fees associated with various previously disclosed issues including the shareholder class action, and investigations by security regulations.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At the end of the quarter the Company had cash and cash equivalents of $9.8 million and working capital amounted to $18.9 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash from its accounts receivable and its operations to meet working capital requirements for the next 12 months.

CAPITAL EXPENDITURE

For the quarter ended March 31, 2006 the Company invested approximately $0.07 million in property, plant and equipment, compared to $1.1 million in the first quarter of 2005. Process improvements and building improvements of $0.03 million were made for the MRR facility in Cornwall, approximately $0.02 million was invested in process improvements at the Company’s St. Ambroise facility, and approximately $0.02 million in computer equipment at head office in the quarter.

LONG-TERM LIABILITIES AND OTHER LONG-TERM COMMITMENTS

The Company has approximately $1.5 million in long term debt payable through the next 5 years. In addition to this amount, the Company has certain operating lease obligations that go beyond 2006. The table below summarizes these commitments.

Year ending December 31:	Amount
2006	$196,192
2007	174,239
2008	166,936
2009	161,536
2010 and thereafter	161,536

Total:	$860,439

OFF-BALANCE SHEET ARRANGEMENTS

The Company has pledged approximately $1.2 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. When the Company obtains its final operating permit for Belledune it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.

FINANCIAL AND OTHER INSTRUMENTS

The Company has on occasion used short-term foreign exchange forward contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of March 31, 2006 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS

The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES

Mr. John Bennett was the CEO until February 28, 2004 and Chairman of the Board of Directors until July 2004. In the quarter ended March 31, 2006 the Company paid management fees to a company owned by Mr. John Bennett of approximately $41,667. This compares to $100,000 for the same period a year ago.

In the three months ended March 31, 2006 and 2005, the Company paid tenure payments of $17,375 and $ nil respectively, to the former CEO/President and director and officer of the Company.

In the first quarter of 2006 the Company also expensed $91,985 to two legal firms with which two directors are associated. This compares to $749,731 for the same period a year ago.

Subsequent to March 31, 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000.

CONTINGENCIES

No significant developments have occurred since disclosure was made on May 31, 2006 in our annual audited financial statements (Note 17) for the fiscal year ended December 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection, and disclosure of accounting estimates used in preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company defers permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

•	Revenue from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method.

•	Included in the Company’s accounts receivable balance is an amount of $4.8 million that is in dispute. This amount relates to claims for extra costs associated with the Saglek contract that was completed at the end of 2004. The Company has been negotiating a settlement of these amounts with its customer and recently received an offer to settle. The Company has refused the settlement amounts because they are significantly below the face value of amounts being claimed. The Company is currently seeking mediation to resolve the dispute and if mediation is unsuccessful, the Company plans to pursue the matter through the courts.

SHARE CAPITAL

The number of common shares outstanding at June 15, 2006 was 21,603,440. In addition, there were 1,086,500 stock options outstanding as at June 15, 2006 exercisable at prices from $2.67 to $22.05 a share.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2006, the Company adopted, The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook, Section 3831, Non-monetary Transactions. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard did not have a significant impact on the consolidated interim financial statements.

BELLEDUNE FACILITY

Currently the Company is awaiting the results of the compliance test that was completed this past April. The results are expected to be received prior to the end of June, 2006, which will be forwarded to the Government of New Brunswick for review. The Company expects that the government will require several weeks to analyze the results of the test before issuing the operating permit.

During the conference call of June 2, 2006, the Company indicated that it may seek permit changes in Belledune to improve volume at the facility. Based on those comments there was some concern from the public regarding the nature of the material that would be processed in Belledune. The Company wishes to clarify that it has not yet had any discussions with the government regarding the permit expansion. The Company is conducting feasibility studies on multiple waste streams and when the Company has determined what the nature of the permit changes maybe, based on the feasibility studies undertaken; it will apply to the government for permit changes and will do so in a transparent and open manner with public participation in the review process.

RISK FACTORS

Information on “Risk Factors” can be found in the Company’s Annual Information Form dated May 31, 2006 for the fiscal year ended December 31, 2005.

FORWARD LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$9,793,974	$7,844,521
Restricted cash	1,346,641	1,349,316
Amounts receivable	11,630,972	16,817,042
Income taxes receivable	1,122,323	959,417
Deferred transportation costs	56,534	625,506
Prepaid expenses and other	1,066,840	860,991

	25,017,284	28,456,793

Future income tax asset	570,303	595,091

Note receivable	175,415	173,250

Property, plant and equipment	32,611,301	33,166,627

Other assets	2,489,034	2,486,673

Goodwill	646,638	646,638

	$61,509,975	$65,525,072

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,979,533	$5,820,376
Deferred revenue	414,948	1,416,286
Current portion of long-term liabilities (note 4)	743,558	1,117,747

	6,138,039	8,354,409

Long-term liabilities (note 4)	768,049	808,996

Shareholders’ equity:
Share capital (note 5)	68,081,496	67,997,683
Contributed surplus	2,938,559	2,645,303
Deficit	(16,416,168)	(14,281,319)

	54,603,887	56,361,667

Contingencies (note 8)
Related party transactions (note 7)
Subsequent event (note 9)

	$61,509,975	$65,525,072

/s/ David Williams David Williams, Director	/s/ George Ploder George Ploder, Director

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars, except per share amounts)

	Three months ended March 31,
	2006	2005
	(Unaudited)
Sales	$4,534,953	$3,916,979

Expenses:
Operating costs	3,162,724	3,979,258
Administration and business development	3,161,914	4,676,292
Amortization	620,439	970,245
Foreign exchange	33,292	(42,868)

	6,978,369	9,582,927

Loss before the undernoted	(2,443,416)	(5,665,948)

Other income, including interest	114,663	168,275

Loss before income taxes	(2,328,753)	(5,497,673)

Income taxes (recovery)
Current	(218,692)	(109,617)
Future	24,788	(1,773,260)

	(193,904)	(1,882,877)

Loss for the period	(2,134,849)	(3,614,796)

Retained earnings (deficit), beginning of period	(14,281,319)	10,763,504

Retained earnings (deficit), end of period	$(16,416,168)	$7,148,708

Loss per share
Basic	$(0.10)	$(0.17)
Diluted	(0.10)	(0.17)

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended March 31,
	2006	2005
	(Unaudited)
Cash provided by (used in):

Operations:
Loss for the period	$(2,134,849)	$(3,614,796)
Items not involving cash:
Amortization	620,439	970,245
Stock-based compensation	293,256	160,386
Gain on disposal of property, plant and equipment	—	(5,507)
Future income taxes (recovery)	24,788	(1,773,260)
Increase in cash surrender value of life insurance	(2,361)	—
Accretion expense (income)	(27,808)	101,082
Change in non-cash operating working capital:
Amounts receivable	5,186,070	156,283
Deferred transportation costs	568,972	(786,128)
Prepaid expenses and other	(205,849)	(1,433,912)
Accounts payable and accrued liabilities	(840,843)	354,942
Income taxes receivable/payable	(162,906)	(109,617)
Deferred revenue	(1,001,338)	411,663
Severance payable	(369,951)	(218,450)

	1,947,620	(5,787,069)

Financing:
Repayments of long-term liabilities	(17,377)	(7,632)
Issuance of share capital net of share issue costs	83,813	(7,673)
Decrease in restricted cash	2,675	2,776

	69,111	(12,529)

Investments:
Increase in note receivable	(2,165)	—
Proceeds on disposal of property, plant and equipment	—	8,000
Purchase of property, plant and equipment	(65,113)	(1,091,077)
Increase in license, permits and other assets	—	(84,923)

	(67,278)	(1,168,000)

Increase (decrease) in cash and cash equivalents	1,949,453	(6,967,598)

Cash and cash equivalents, beginning of period	7,844,521	13,830,570

Cash and cash equivalents, end of period	$9,793,974	$6,862,972

Supplemental cash flow information:
Interest paid	$1,024	$3,308
Income tax refund	304,823	—

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their applications as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at March 31, 2006 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2005 annual financial statements and notes thereto included in the 2005 Annual Report.

2.	Revenue recognition:

The Company provides high temperature highly specialized treatment services of contaminated materials. In some cases, the Company is also engaged to remove and transport the contaminated materials to its facilities for processing and disposal. The Company recognized revenue for these activities using the proportional performance method when remediation activities are completed for each batch of material or waste stream being treated, the Company has confirmed that the contaminants have been destroyed in accordance with the contract terms and collection is reasonably assured. Most contracts, with the exception of those recognized under the percentage completion method discussed below, are recognized using this method.

For those contracts whereby the Company is engaged to transport the contaminated material from the customer’s site to its facilities, the transportation costs incurred are deferred until the materials have been treated and the Company has determined that the contaminants have been destroyed in accordance with the contract terms. All other processing costs are expensed as incurred. In most instances revenue, transportation and processing costs are recognized at the same time when contaminants have been destroyed.

Revenue from long-term fixed price soil remediation contracts is recognized using the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers costs to be the best available measure of performance on these contracts. Contract costs include direct material and wages

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

2.	Revenue recognition (continued):

and related benefits. Revenue related to unpriced change orders under the percentage of completion method, is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced change orders is recorded when realization is assured beyond a reasonable doubt.

The Company records revenue relating to claims to the extent of costs incurred and only when it is probable that the claim will result in additional contract revenue and the amount can be reasonably estimated. Claims are amounts in excess of the agreed upon contract price that the Company seeks to collect from its customers for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes or unanticipated additional costs.

3.	Change in accounting policies:

Effective January 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook, Section 3831, Non-monetary Transactions. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard did not have a significant impact on the consolidated interim financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

4.	Long-term liabilities:

	Promissory Note	Tenure agreement	Severance payable	Total
Balance December 31, 2005	$300,000	$645,844	$980,899	$1,926,743
Paid During Quarter 1 2006	—	(17,377)	(369,951)	(387,328)
Accretion charge	—	71	(27,879)	(27,808)
Balance March 31, 2006	300,000	628,538	583,069	1,511,607
Less Current portion	300,000	52,125	391,433	743,558

	—	576,413	191,636	768,049

5.	Share capital:

(a)

	Common shares	Amount
Total issued shares, December 31, 2005	21,584,940	$68,069,562
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)
Balance, December 31, 2005	21,573,440	67,997,683
Exercise of stock options	30,000	83,813

Balance, March 31, 2006	21,603,440	$68,081,496

(b)	Stock option activity for the three months ended March 31, 2006 is as follows:

	Options	Weighted average exercise price
Outstanding, December 31, 2005	1,023,001	$5.67
Granted	70,000	4.92
Cancelled/expired	(6,501)	22.05
Exercised	(30,000)	2.79

Outstanding, March 31, 2006	1,056,500	$5.29

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

5.	Share capital (continued):

The options were issued in the three months ended March 31, 2006 with a weighted average exercise price of $4.92 per share. The weighted average grant date market value of the options was $4.60 per share. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2006	March 31, 2005
Risk-free interest rate	4.29%	3.9%
Dividend yield	—	—
Expected option lives	5 years	5 years
Expected volatility	85%	79.0%

6.	Segmented information:

(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. The table below summarizes sales by country.

	Three months ended March 31,
Sales by country	2006	2005
Customers domiciled in the United States	$1,380,814	$1,650,925
Customers domiciled in Canada	3,154,139	2,266,054

Total	$4,534,953	$3,916,979

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

6.	Segmented information (continued):

(b)	Major customers:

The table below summarizes revenue from two major customers for the three months ended March 31, 2006 and 2005.

	Three months ended March 31,
Sales from major customers	2006	2005
Customers A	30%	35%
Customers B	21%	33%

Total	51%	68%

(c)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at March 31, 2006, two customers represented 43% and 12% respectively of accounts receivable (2005 – 54%, 16% respectively).

Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

7.	Transactions with related parties

In the three months ended March 31, 2006 and 2005, the Company expensed legal fees of $ 91,985 and $ 749,731, respectively, to two legal firms of which two directors are associated.

In the three months ended March 31, 2006 and 2005, the Company paid consulting fees of $41,667 and $100,000, respectively, to a company owned by the former CEO/President and a director and officer of the Company.

In the three months ended March 31, 2006 and 2005, the Company paid tenure payments of $17,375 and $nil, respectively, to the former CEO/President, director and officer of the Company.

BENNETT ENVIRONMENTAL INC.

Notes to Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months ended March 31, 2006 and 2005

(Unaudited)

7.	Transactions with related parties (continued):

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In April 2005, the Company sold its 50% investment in another company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to one of its facilities valued at $75,000. The land has not yet been recorded as transfer of title is conditional upon municipal approval.

8.	Contingencies:

No significant developments have occurred since disclosure was made on May 31, 2006 in our annual audited financial statements (note 17) dated as of May 30, 2006.

9.	Subsequent event:

On April 13, 2006, the Company entered into an agreement to sell certain assets associated with its odorant business in Midland, Texas, U.S.A. for $322,000 to a former contract employee. The assets are comprised of a number of miscellaneous items including containers, a fork lift, truck and trailer, tanks, drums and a generator. As consideration, the Company received cash of $70,000 and a three-year promissory note, bearing interest at 5-12%, payable in equal, semi-annual payments on January 1 and July 1 of each year, with all accrued and unpaid interest to the date of such payment.

Exhibit 99.3

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ALLAN G. BULCKAERT, the President and Chief Executive Officer of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the issuer) for the interim period ended March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 15, 2006.

/s/ Allan G. Bulckaert
ALLAN G. BULCKAERT
President and Chief Executive Officer

Exhibit 99.4

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ANDREW BOULANGER, the Chief Financial Officer and Secretary of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the issuer) for the interim period ended March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the three months ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 15, 2006.

/s/ Andrew Boulanger
ANDREW BOULANGER
Chief Financial Officer and Secretary